Exhibit 4.2
Description of Visteon Corporation Securities
Registered Under Section 12 of the Exchange Act of 1934

The following summary of the terms of our securities is not meant to be complete and is qualified in its entirety by reference to our third amended and restated certificate of incorporation and our amended and restated bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K, and the provisions of applicable law.

Authorized Capital Stock

Visteon has the authority to issue a total of 300,000,000 shares of capital stock, consisting of:

•	250,000,000 shares of common stock, par value $0.01 per share; and

•	50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.

Dividend Rights. Subject to limitations under Delaware law, preferences that may apply to any outstanding shares of preferred stock, and contractual restrictions, holders of our common stock are entitled to receive ratably dividends or other distributions when and if declared by the board of directors. In addition to such restrictions, whether any future dividends are paid will depend on decisions that will be made by the board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of the board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of our preferred stock and the availability of sufficient funds under the Delaware General Corporation Law (“DGCL”) to pay dividends.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Visteon, the holders of our common stock will be entitled to share in the net assets of Visteon available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of our preferred stock.

Preemptive Rights. Pursuant to our third amended and restated certificate of incorporation, the holders of our common stock have no preemptive rights.

Conversion Rights. Shares of our common stock are not convertible.

Voting Rights. Subject to the rights of the holders of any series of our preferred stock, each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. The holders of our common stock will not have cumulative voting rights.

Exhibit 4.2

Preferred Stock

Under the terms of our third amended and restated certificate of incorporation, the board of directors is authorized to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. If the board of directors decides to issue shares of preferred stock to persons supportive of current management, this could render it more difficult or discourage an attempt to obtain control of Visteon by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares of preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of Visteon. To the extent required by 11 U.S.C. § 1123(a)(6), Visteon is prohibited from issuing shares of nonvoting equity securities (within the meaning of such statute).

Certain Anti-Takeover Effects of our Certificate of Incorporation, our Bylaws and Delaware Law

Provisions of Delaware Law. Visteon is a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote of holders of at least 662/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of the voting stock of the corporation.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring Visteon to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Board of Directors. Our third amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of directors shall be fixed by the board of directors from time

Exhibit 4.2
to time. The board of directors shall consist of not less than 3 nor more than 15 members. Under our amended and restated bylaws, at all meetings of stockholders for the election of directors at which a quorum is present, a majority of the votes cast are required to elect a director except in the event of a contested election (when the number of nominees for election as directors exceeds the number of directors to be elected at such meeting). In the event of a contested election, a plurality of the votes cast would be sufficient to elect a director. Under our third amended and restated certificate of incorporation and our amended and restated bylaws, a vote of a majority of all then outstanding capital stock entitled to vote at an election of directors is required to remove a director with or without cause and fill the resulting vacancy, except that any director elected separately by the holders of any class or series of stock shall be subject to removal with or without cause at any time by such stockholders, who will fill the resulting vacancy. Vacancies resulting from newly created directorships by reason of an increase in the size of the board of directors shall be filled by a majority vote of the board of directors, provided a quorum is present. Further, vacancies resulting from reasons other than removal or an increase in the size of the board of directors shall be filled by a majority vote of the board of directors, even if less than a quorum. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

Advance Notice Procedures. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at a meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent; Special Meetings of Stockholders. Our third amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our third amended and restated certificate of incorporation and our amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer, pursuant to a resolution adopted by a majority of our board of directors or by our secretary following receipt of one or more demands to call a special meeting of the stockholders, in accordance with the provisions of our amended and restated bylaws, from stockholders who hold, in the aggregate, at least twenty percent of the voting power of all shares entitled generally to on the election of directors (without reference to any terms of any preferred stock).

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to the rules and regulations of any applicable stock exchange or similar rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Directors’ and Officers’ Liability. Our third amended and restated certificate of incorporation contains a provision eliminating the personal liability of our directors to Visteon or any of its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by

Exhibit 4.2
applicable law. Our third amended and restated certificate of incorporation and our amended and restated bylaws also contain provisions generally providing for indemnification and prepayment of expenses to our directors and officers to the fullest extent permitted by applicable law.
Amendment of Certificate of Incorporation and Bylaws. Our third amended and restated certificate of incorporation expressly authorizes the board of directors to adopt, amend, alter or repeal most provisions of our amended and restated bylaws by a majority vote. The stockholders may also adopt, amend, alter or repeal our amended and restated bylaws. Stockholder approval is also required to amend, alter, change or repeal any provision of our third amended and restated certificate of incorporation or our amended and restated bylaws inconsistent with any provision in our third amended and restated certificate of incorporation or our amended and restated bylaws that requires a particular vote of stockholders in order to take the action specified in such provision.

Transactions with Interested Directors or Officers. In recognition that we may engage in material business transactions with one or more of our directors or officers, an entity in which one or more of our directors or officers are its directors or officers or have a financial interest, our amended and restated bylaws provide that such a contract or transaction will not be void or voidable solely because a director or officer is interested, or solely because the director or officer is present at or participates in the meeting which authorizes the contract or transaction, or solely because such person’s votes are counted for such purpose if:

•
the material facts as to such person’s or persons’ relations or interest as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of disinterested directors, even though the number of disinterested directors may be less than a quorum; or

•
the material facts as to such person’s or person’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•	the contract or transaction is fair as to us as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.

Transfer Agent and Registrar

Computershare Limited is the transfer agent and registrar for our common stock.

Listing of Our Common Stock

Currently, our common stock is listed on the NASDAQ stock market under the trading symbol “VC”.